SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) hereby announces its un-audited, preliminary earnings results for the first nine months of 2008 and 2009 as attached hereto.

Attachment 1.	Un-audited, estimated statements of income including KEPCO and its six generation subsidiaries for the first nine months of 2008 and 2009

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the first nine months ended September 30, 2009 and 2008 as presented in the attachment hereto (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and has been prepared by simply adding the results of operations of KEPCO to the results of operations of its six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of and for the first nine months ended September 30, 2009, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/S/ KIM, MYUNG-WHAN
	Name:	Kim, Myung-Whan
	Title:	General Manager, Finance Team

Date: November 10, 2009

Un-audited, estimated statements of income including KEPCO and its six generation subsidiaries for the first nine months of 2008 and 2009

As of September 30, 2009 and 2008

(Unit : in billions of Korean Won)	3Q2009 (Jan~Sep)	3Q2008 (Jan~Sep)	Change	Change%
Operating revenues:	24,991	23,150	1,841	8.0%

Sale of electric power	24,605	22,953	1,652	7.2%
Other operating revenues	206	32	174	545.1%
Revenues for other businesses	180	165	15	9.1%

Operating expenses:	23,332	23,455	-123	-0.5%

Purchased power	2,513	2,883	-369	-12.8%
Fuel	11,294	11,088	206	1.9%
Maintenance	1,698	1,519	1,519	11.8%
Depreciation	4,026	3,837	3,837	4.9%
Other operating expenses	3,761	4,095	-333	-8.1%
Expenses for other businesses	39	33	7	20.9%

Operating income	1,659	-305	1,963	644.6%

Non-Operating income:	1,409	1,693	-284	-16.8%

Gain on foreign currency transactions and translation	662	38	624	1660.6%
Investment income from affiliates	219	213	6	2.8%
Other	528	1,443	-915	-63.4%

Non-Operating expenses:	2,327	2,434	-107	-4.4%

Interest expenses	1,234	722	512	70.8%
Loss on foreign currency transactions and translation	707	1,413	-706	-50.0%
Investment loss from affiliates	27	54	-28	-50.7%
Other	360	244	116	47.4%

Earnings before taxes	741	-1,045	1,786	170.9%

Provision for income taxes	452	-256	708	276.7%

Net income	289	-789	1,078	136.6%

¡ Disclaimer :

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) and/or certain of its subsidiaries for the first nine months of 2008 and 2009 as presented above (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of its wholly owned six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of September 30, 2008 and 2009, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.